GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2007 SEP 17 A 9:19

5 September 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

07026575

SUPPL

Dear Sirs,

GKN plc

- **Director Declaration**

For your information I enclose a copy of the above announcement, released to the London Stock Exchange today.

Yours faithfully,

Sandie De Ritter

Enc

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Director Declaration
Released	13:09 05-Sep-07
Number	PRNUK-0509

GKN plc

DIRECTOR DECLARATION

Pursuant to Listing Rule 9.6.14, GKN plc announces that Sir Christopher Meyer, a non-executive Director of GKN plc, is to be appointed as a non-executive Director of Arbuthnot Banking Group plc with effect from 1 October 2007.

Grey Denham
Company Secretary
5 September 2007

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